

Mail Stop 3233

April 19, 2018

Via E-Mail
Donald W. Holley
Chief Financial Officer
MTGE Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

> **Re: MTGE Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 8-K filed February 5, 2018**
> **File No. 001-35260**

Dear Mr. Holley:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities